Exhibit 99.2

79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, Ontario M5K 1N2 Canada
P. 416.865.0040 | F. 416.865.7380

www.torys.com

March 4, 2024

Brookfield Corporation
Brookfield Finance Inc.
Brookfield Place
181 Bay Street
Suite 100, P.O. Box 762
Toronto, Ontario M5J 2T3

Dear Sirs/Mesdames:

Re: Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated February 26, 2024 relating to the offering by Brookfield Finance Inc. of US$750,000,000 of aggregate principal amount of 5.968% Notes due March 4, 2054, which has been filed under the joint registration statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File Nos. 333-267243 and 333-267243-02). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Torys LLP